July 12, 2024

Ling Sun
Chairwoman and Chief Executive Officer
Bit Brother Ltd
15/F, Block A, Kineer Business Centre
53 Binjiang Road, Yuelu District
Changsha, Hunan Province, China 410023

       Re: Bit Brother Ltd
           Form 20-F for the Year Ended June 30, 2023
           File No. 001-35755
Dear Ling Sun:

        We issued comments to you on the above captioned filing on February 27, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 26, 2024.

       If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Christopher Dunham at 202-551-3783 or Andrew Mew at 202-551-3377
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Disclosure Review
Program